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February 9, 2009

Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W. 3561

Washington, D.C. 20549

Re:	Perf-Go Green Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 30, 2009

File No. 333-152949

Dear Ms. Long:

On behalf of Perf-Go Green Holdings, Inc. (the “Company”), we are responding to the comment letter dated February 3, 2009 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter responds to each comment and provides the requested information.

STAFF COMMENT:

The Offering, page 4

1.

We note that you have revised the amount of common stock outstanding after the offering on page 4; however, this amount appears to reflect only the amount that is being registered and does not show the amount outstanding assuming the conversion of the notes and the exercise of the warrants issued in connection with the offering, the bridge offering, and 2007 offering, as indicated in the related footnote (1). Please revise.

RESPONSE:

The Company has complied with the Staff’s comments by revising the disclosure accordingly.

STAFF COMMENT:

Selling Stockholders, page 15

2.

We note your revisions to the selling stockholder table on page 18. Please clarify in footnote (2) why you have assumed the payment of interest due on the notes on or before March 1, 2009 in calculating the shares issuable as interest on the notes.

Pamela Long

Securities and Exchange Commission

February 9, 2009

RESPONSE:

The Company has complied with the Staff’s comments by revising the disclosure accordingly.

STAFF COMMENT:

3.

Please disclose how you calculated the percent of the class of common stock to be owned by each selling stockholder after completion of the offering, including the total number of shares outstanding on which these percentages are based.

RESPONSE:

The Company has complied with the Staff’s comments by revising the disclosure accordingly.

STAFF COMMENT:

Transactions with Related Parties, Promoters and Certain Control Persons, page 46

4.

We note that you have removed the related party transactions associated with your former chief financial officer. However, since these transactions occurred during the period set forth in Item 404(a) and (d) of Regulation S-K, please add the required disclosure.

RESPONSE:

The Company has complied with the Staff’s comments by revising the disclosure accordingly.

Very truly yours,

/s/ Adam P. Silvers

ADAM P. SILVERS
For the Firm

cc:	Anthony Tracy